UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

FULL HOUSE RESORTS, INC.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
359678 10 9
(CUSIP Number)
John N. Brewer, Esq.
Greenberg Traurig, LLP
3773 Howard Hughes Parkway
Suite 400 North
Las Vegas, Nevada 89169
Phone: (702) 792-3773
Facsimile: (702) 792-9002
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	359678 10 9

1	NAMES OF REPORTING PERSONS William P. McComas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		547,496

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		547,496

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

547,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
This Statement relates to the shares of common stock (the “Common Stock”), par value $.0001 per share, of Full House Resorts, Inc., a Delaware corporation (the “Company”).
The principal executive offices of the Company are located at 4670 S. Fort Apache, Suite 190, Las Vegas, Nevada 89147.
Item 2. Identity and Background.
(a) This statement is filed by William P. McComas (the “Reporting Person”).
(b) The address of the Reporting Person is c/o Full House Resorts, Inc., 4670 S. Fort Apache, Suite 190, Las Vegas, Nevada 89147.
(c) The Reporting Person is retired.
(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
The Reporting Person sold a total of 1,251,530 shares of Common Stock of the Company in multiple open market transactions between March 2007 and January 2011.
Item 4. Purpose of the Transaction.
The Reporting Person disposed of his interest in the Common Stock of the Company for personal reasons. The Reporting Person has no present plans or proposals which relate to or would result in:
(a) the acquisition or disposition by the Reporting Person of additional securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company;
(f) any material change in the Company’s present business or corporate structure;

(g) changes in the Company’s present charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person beneficially owns 547,496 shares or 3.0% of the outstanding Common Stock of the Company, based on a total of 18,007,681 shares of Common Stock outstanding on March 1, 2011.
(b) The Reporting Person has the sole power to vote and dispose of 547,496 shares of Common Stock.
(c) The following open market transactions were conducted by the Reporting Person during the sixty days prior to the filing of this amended Schedule 13D:

Date	No. of Shares	Price per Share
01/11/2011	895	4.005
01/11/2011	1,148	4.00
01/11/2011	5,000	4.00
01/11/2011	500	4.01
01/11/2011	200	4.005
01/11/2011	4,300	4.00
01/11/2011	7,541	3.96
01/11/2011	2,459	4.00
01/12/2011	5,000	4.01
01/12/2011	4,900	4.01
01/12/2011	100	4.04
01/12/2011	4,700	4.04
01/12/2011	300	4.05
01/12/2011	2,200	4.0701
01/12/2011	2,800	4.07
01/12/2011	300	4.06
01/12/2011	2,300	4.05
01/12/2011	300	4.0701
01/12/2011	2,100	4.07
01/12/2011	2,957	4.00

(d) Not applicable.
(e) On August 20, 2009, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
(a) Not applicable.
Item 7. Material to be Filed as Exhibits.
(a) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: March 4, 2011
/s/ William P. McComas

Signature
William P. McComas

Name